UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2007
KOWLOON-CANTON RAILWAY CORPORATION

(Translation of registrant’s name into English)
KCRC House, 9 Lok King Street, Fo Tan, Sha Tin, New Territories, Hong Kong

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-_________.]

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOWLOON-CANTON RAILWAY CORPORATION
Date 8 June 2007	By:	/s/ Jeffrey Cheung
		Name:	Jeffrey Cheung
		Title:	Deputy Director-Finance

Passage of Merger Bill Welcomed
     (8 June 2007, Hong Kong) In response to media enquiries, the Chief Executive Officer of KCRC, Mr. James Blake said, “KCRC welcomes the decision by Legco today as an important step towards the merger of the KCR and MTR rail systems. The Corporation is working towards the earliest possible completion of corporate activities on its part, necessary to enable the Government’s formal announcement of the date on which a merger would take place.
     “With the clearer way forward, KCRC staff will be better placed to address the future in a positive manner. The Corporation believes that the extensive consultation and joint-staff exercise so far have provided staff with the right measure of confidence needed to take advantage of today’s decision by Legco members.”
- End -